Exhibit 99.2

Anghami Inc.

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2022 and 2021

Anghami Inc.

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2022 and 2021

Page(s)
Interim Condensed consolidated statement of comprehensive income	1
Interim Condensed consolidated statements of financial position	2
Interim Condensed consolidated statements of changes in equity	3
Interim Condensed consolidated statements of cash flows	4
Notes to the condensed interim consolidated financial statements	5-22

i

ANGHAMI INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six-month periods ended June 30, 2022 and 2021

		6 months period ended June 30
	Notes	2022	2021
		(unaudited)	(unaudited)
		USD	USD
Revenue from contracts with customers	5	21,136,429	16,350,957
Cost of revenue	6	(19,403,888)	(12,326,985)
Gross profit		1,732,541	4,023,972

Selling and marketing expenses		(6,668,574)	(3,237,386)
General and administrative expenses		(8,896,090)	(4,680,130)
Consultancy and professional fees		(1,270,980)	(1,261,592)
Government Grants	17	2,105,974	294,770
Operating loss		(12,997,129)	(4,860,365)

Finance costs		(887,340)	(1,412,426)
Finance income		1,028	105,710
Other income		729,665	40,085
Share of loss in a joint venture	10	(127,209)	-
SPAC Merger Cost		(35,896,796)	-
Foreign exchange loss, net		(878,464)	(147,075)
Loss before tax		(50,056,245)	(6,274,072)

Income tax expense	7	(163,470)	(133,812)
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(50,219,715)	(6,407,884)

Attributable to:
Equity holders of the parent		(50,099,899)	(6,314,776)
Non-controlling interests		(119,816)	(93,108)
		(50,219,715)	(6,407,884)

Basic loss per share attributable to equity holders of the parent	20	(1.93)	(76.52)

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at June 30, 2022 and December 31, 2021

		June 30	December 31
	Notes	2022	2021
		(unaudited)	(audited)
		USD	USD
ASSETS
Non-current assets
Property and equipment	8	342,364	276,325
Intangible assets	9	9,627,550	2,042,846
Investment in a Joint Ventures	10	989,340	48,142
Right-of-use assets		113,179	169,769
		11,072,433	2,537,082
Current assets
Trade and other receivables		12,612,552	5,405,547
Government Grants Receivables	17	1,794,416	601,612
Cash and bank balances	15	2,413,422	649,972
Amount due from related parties	13	771,282	1,666,909
Contract assets		3,652,694	2,164,205
		21,244,366	10,488,245
TOTAL ASSETS		32,316,799	13,025,327

DEFICIENCY OF ASSETS AND LIABILITIES
Deficiency of assets
Share capital	11	11,232	8,540
Share premium	11	114,230,312	32,102,426
Share-based payment reserves	11	3,284,330	3,162,544
Other reserves		(100,774)	(100,774)
Accumulated losses		(119,917,287)	(62,015,211)
Deficiency of assets attributable to the equity holders of the parent		(2,492,186)	(26,842,475)
Non-controlling interest		(1,240,762)	(1,120,946)
Total deficiency of assets		(3,732,948)	(27,963,421)
Non-current liabilities
Provision for employees’ end-of-service benefits		366,369	166,013
Lease liabilities		128,033	135,967
Government grants	17	-	310,163
Deferred tax liabilities		14,627	14,625
		509,029	626,768
Current liabilities
Trade and other payables		25,287,613	15,892,129
Government grants deferred revenues		500,574	81,606
Contract liabilities		4,582,915	3,150,431
Loans and borrowings	14	-	18,526,802
Amount due to related parties	13	1,693,245	2,070,847
Warrant liabilities		2,935,656	-
Income tax payable		486,598	518,500
Bank overdrafts	15	11,439	17,432
Lease liabilities		42,678	104,233
		35,540,718	40,361,980
Total liabilities		36,049,747	40,988,748
TOTAL DEFICIENCY OF ASSETS AND LIABILITIES		32,316,799	13,025,327

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

Interim condensed consolidated statement of changes in equity

For the six-months period ended June 30, 2022

	Share capital	Share premium	Share-based payment reserves	Other reserves	Accumulated losses	Deficiency of assets attributable to the equity holders of the Parent	Non- controlling interest	Total deficiency of assets
	USD	USD	USD	USD	USD	USD	USD	USD
At January 1, 2021	30,093	25,050,823	2,361,094	(269,033)	(44,228,530)	(17,055,553)	(857,320)	(17,912,873)
Share-based payments	-	-	801,450	-	-	801,450	-	801,450
Movement in share capital	(21,889)	-	-	-	-	(21,889)	--	(21,889)
Loans converted to equity	336	7,219,862	-	-	-	7,220,198	-	7,220,198
Transfer from other reserves during the year	-	(168,259)	-	168,259	-	-	-	-
Total comprehensive loss	-	-	-	-	(17,786,681)	(17,786,681)	(263,626)	(18,050,307)
At December 31, 2021 (audited) (note 11)	8,540	32,102,426	3,162,544	(100,774)	(62,015,211)	(26,842,475)	(1,120,946)	(27,963,421)
Share-based payments (note 11)	-	-	121,786	-	-	121,786	-	121,786
Merger Transaction (note 11)	-	75,023,636	-	-	-	75,023,636	-	75,023,636
Additional Paid In Capital	-	7,104,250	-	-	-	7,104,250	-	7,104,250
Movement in Retained Earnings	-	-	-	-	(7,802,177)	(7,802,177)	-	(7,802,177)
Movement in Share Capital	2,692	-	-	-	-	2,692	-	2,692
Total comprehensive loss for the period	-	-	-	-	(50,099,899)	(50,099,899)	(119,816)	(50,219,715)
At June 30, 2022 (unaudited)	11,232	114,230,312	3,284,330	(100,774)	(119,917,287)	(2,492,186)	(1,240,762)	(3,732,948)

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

Interim condensed consolidated statement of cash flows

For the six-month periods ended June 30, 2022 and 2021

		6 months period ended June 30
	Notes	2022	2021
		(unaudited)	(unaudited)
		USD	USD
OPERATING ACTIVITIES
Loss for the period		(50,219,715)	(6,407,884)

Adjustments for:
Depreciation of property and equipment		67,719	82,876
Depreciation right to use assets		56,590	42,439
Amortization of intangible assets		760	-
Amortization of Direct Cost Intangibles		448,038	366,686
Fair Value Change – Merger		35,896,796	-
Finance costs		887,340	1,412,426
Finance income		(1,029)	(105,710)
Provision for share-based payments	11	121,786	765,710
Provision for employees’ end of service benefits		243,896	12,312
Allowance for net foreign currency losses		335,987	404,339
Share of loss in joint venture		127,209	-
Income taxes	7	163,470	133,812
Provisions for estimated credit loss		2,293	135,142

		(11,868,860)	(3,157,852)
Working capital changes:
Trade and other receivables		(7,545,284)	(357,256)
Government grants receivables		(1,192,804)	(233,606)
Due from related parties		871,499	(294,235)
Contract Assets		(1,488,490)	(570,991)
Trade and other payables		9,395,484	854,410
Contract liabilities		1,432,484	(152,760)
Due to related parties		(377,602)	(183,199)

Cash used in operations		(10,773,573)	(4,095,489)
Receipt of government grant		108,805	-
End of service benefits paid		(43,540)	(6,577)
Income tax paid		(195,371)	(5,654)

Net cash used in operating activities		(10,903,679)	(4,107,720)

INVESTING ACTIVITIES
Purchase of property and equipment	8	(133,758)	(63,605)
Additions to intangible assets	9	(8,033,501)	(627,717)
Investment in Joint Ventures		(1,068,407)	-

Net cash used in investing activities		(9,235,666)	(691,322)

FINANCING ACTIVITIES
Payments of lease liabilities		(93,611)	(68,496)
Working Capital loans		(10,788,617)	-
Proceeds of merger		23,437,715	-
Accumulated loss from merger		9,802,177
Finance costs		(449,902)	(39,763)
Finance income		1,028	105,710

Net cash from /(used in) financing activities		21,908,790	(2,549)

DECREASE IN CASH AND CASH EQUIVALENTS		1,769,445	(4,801,591)

Cash and cash equivalents at January 1		632,539	5,608,311

CASH AND CASH EQUIVALENTS AT JUNE 30	15	2,401,983	806,720

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

1 CORPORATE INFORMATION

Anghami Inc. (the “Company” or the “Parent”) is a limited liability Company incorporated in the Cayman Islands on March 1st, 2021. Anghami Inc. owns and controls multiple music streaming and technology companies in Middle East and North Africa region “MENA”. Anghami’s registered head office is in Ugland House, Grand Cayman, Cayman Islands, P.O. Box 309.

The principal activity of the Company is digital entertainment and online streaming including music, podcasts, music videos, and live events. The Company has a freemium business model whereby premium (paying) users get unlimited access to online streaming content, ads free streaming experience, and unlimited downloads. The ad-supported users do not pay subscription fees and are provided with limited access to on-demand online streaming content without the ability to download content. The Company secures its content via licenses with labels and independent artists.

On February 3, 2022, the Group and Vistas Media Acquisition Company (VMAC, a Special Purpose Acquisition Company (or SPAC) listed on the Nasdaq stock exchange in USA under the ticker VMAC) closed a SPAC Merger transaction (the Transaction). The Transaction is a reverse merger between VMAC and the Company whereby the shareholders of VMAC and the Company became shareholders of Anghami Inc., a Cayman Island entity created upon the consummation of the transaction, and ultimate parent company post-merger. Shareholders of VMAC, the Company along with various private investors have become the shareholders of Anghami Inc. Upon the completion of the Transaction, the Group raised USD 43 million out of which only USD 23.4 million was actually received after deducting transaction fees of USD 9.5 million and USD 10.1 million  previously advanced from Shuaa Capital  against the Transaction in 2021.

The interim condensed consolidated financial statements of the Company and its subsidiaries (the “Group”) for the period ended June 30, 2022, and June 30, 2021, include the financial statements of the Company and its subsidiaries.

2.1 FUNDAMENTAL ACCOUNTING CONCEPTS

For the six months period ended June 30, 2022, the Group has incurred a loss of USD 50,219,715 (2021: USD 6,407,884) and as at June 30, 2022, the Group has accumulated losses of USD 119,917,287 (December 31, 2021: USD 62,015,211) and negative working capital (i.e., excess of current liabilities over current assets) of USD 14,296,352 (December 31, 2021: USD 29,873,735). In addition to the cash flows to be generated from the Group’s operations, the continuation of the Group’s operations is dependent primarily on the ability to raise funding, and accessibility and availability thereof. The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s consolidated financial statements. These factors represent a material uncertainty that casts substantial doubt upon the Group’s ability to continue as a going concern absent subsequent additional funding.

Based on management’s forecasts, the day-to-day operations and expenditure requirements are anticipated to be funded primarily by both cash generated through the ongoing operations and ability to access additional funding.

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern which is contingent upon the Group’s ability to access additional funding. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

Capital management

For the purpose of the Group’s capital management, capital includes issued capital, convertible notes, share premium and all other equity reserves attributable to the equity holders of the Parent. The primary objective of the Group’s capital management is to maximize shareholders’ value.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

The Group manages its capital structure and make adjustments in light of changes in economic conditions and the requirements of the financial covenants. The Group monitors capital using a gearing ratio, which is ‘net debt’ divided by total capital plus net debt. The Group includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	June 30 2022	December 31 2021
	(Unaudited)	(audited)
	USD	USD
Trade and other payables	25,287,613	15,892,129
Less: Cash and cash equivalents (note 15)	(2,401,983)	(632,540)

Net debt	22,885,630	15,259,589
Loans and borrowings (note 14)	-	18,526,802
Deficiency of assets	(2,492,186)	(26,842,475)

Total capital	(2,492,186)	(8,315,673)

Capital and net debt	20,393,444	6,943,916

Gearing ratio	112%	220%

The Gearing ratio does not incorporate trade receivables, which are dues from Google, Apple Store, and prime telcos of the MENA region. Trade receivables amounted to USD 6.8 million at June 30, 2022 (2021: USD 4.5 million) which further improves the cash position of the Group. No changes were made in the objectives, policies, or processes for managing capital during the years ended June 30, 2022, and December 31, 2021.

LEBANON OPERATING ENVIRONMENT

On 30 April 2020, the council of ministers approved the Lebanese Government’s Financial Recovery Plan (the Plan). The Plan relies on nine central and interrelated pillars, namely reviewing the peg policy; a comprehensive government debt restructuring; a comprehensive restructuring of the financial system addressing accumulated FX mismatches; and embedded losses and resizing the banking sector. On 10 August 2020, the Lebanese government resigned following the massive explosion at the Beirut Port. As of today, the Plan has not been implemented.

Assets and liabilities in foreign currency and transactions in foreign currency regardless of whether they are onshore or offshore, were reflected in these financial statements at the official exchange rate of 1,507.5 USD/LBP, as published by the Central Bank of Lebanon on a monthly basis. However, several exchange rates have emerged since the last quarter of 2019 that vary significantly among each other and from the official one: parallel exchange markets that are highly volatile, the Platform Rate, estimated exchange rates detailed in the Government’s Financial Recovery Plan, in addition to different exchange rates adopted for commercial transactions purpose in Lebanon.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

On 10 May 2021, the Central Bank of Lebanon issued Basic Circular 157 setting the framework of exceptional measures for foreign-currency operations. Hence, banks operating in Lebanon must process customers’ FX operations (buy and sell) related to their personal or commercial needs on the electronic platform “Sayrafa”. Transactions with customers encompass purchase and sale of foreign currencies banknotes against LBP, as well as operations from/to foreign currencies external accounts against LBP. The Sayrafa corresponds to a floating system and the Sayrafa average rate and volume of foreign currency operations are published on the website of the Central Bank of Lebanon. Foreign currency operations were executed on the Sayrafa platform at the following exchange rates:

	2022
	Rate as at 30 June	Average rate for the period from 1 January to 30 June
	LBP	LBP
US Dollar	28,150	25,813

The Sayrafa platform is not available for the purchase and sale of and “local” foreign currency bank accounts which are subject to unofficial capital controls.

The application of Sayrafa has affect the group’s balance sheet in the following manner:

USD
Trade and other payables	(154,255)
Trade and other receivables	(75,084)
Contract Liabilities	(810,265)
Contract Assets	(703,588)
Net effect on balance sheet	(1,743,192)

The application of Sayrafa has affect the group’s statement of profit and loss in the following manner:

	At official rate	At Sayrafa rate	Impact
Revenues from contracts with customers	3,731,947	241,864	3,490,083
Cost of revenues	(5,849)	(403)	(5,446)
Selling and distribution expenses	(91,709)	(6,016)	(85,694)
General and administrative expenses	(1,084,835)	(72,087)	(1,012,747)
Consultancy and professional fees	(151)	(10)	(141)
Finance costs	(71,644)	(4,731)	(66,913)
Other Income	3,778	251	3,527

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

3 MAJOR DEVELOPMENTS

Group Structure

On February 3, 2022, we consummated a business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 3, 2021, by and among the Company, Vistas Media Acquisition Company Inc. (“VMAC”) (which following the Business Combination changed its name to Anghami (DE), Inc.), Anghami, an exempted company incorporated under the laws of the Cayman Islands (“Anghami”), Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of the Company, and Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of the Company. As a result of the Business Combination, Anghami and VMAC have become wholly owned subsidiaries of the Company. On February 4, 2022, the Company’s ordinary shares commenced trading on the Nasdaq Global Market under the symbol “ANGH” and the Vistas Media Acquisition Company Inc. warrants to purchase Vistas Media Acquisition Company Inc. Class A Common Stock that were converted into warrants to purchase ordinary shares of Anghami commenced trading on the Nasdaq Capital Market under the symbol “ANGHW.”

In January 2022, the Company has fully acquired a live events company “Spotlight” which is the Region’s leading live events firm. The acquisition was made against a mix of cash and shares consideration.

4 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

4.1 Basis of preparation

The interim condensed consolidated financial statements for the six months period ended June 30, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual audited consolidated financial statements and the accompanying notes for the year ended December 31, 2021. The results of operations for the six months ended June 30, 2022, are not necessarily indicative of the operating results for the full year or for any other subsequent interim period.

The consolidated financial statements are presented in United States dollar (USD) which is also the functional and presentational currency of the Group and each of its subsidiaries. The consolidated financial statements have been rounded off to the nearest USD, except when otherwise indicated. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of comprehensive income within foreign exchange loss, net.

4.2 Basis of consolidation

The Group financial statements comprise the financial statements of the Company and its subsidiaries as at June 31. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. Intra-group balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interests represent the equity in subsidiaries that is not attributable, directly, or indirectly, to the Parent shareholders.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

➢	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee),

➢	Exposure, or rights, to variable returns from its involvement with the investee, and

➢	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

➢	The contractual arrangement with the other vote holders of the investee

➢	Rights arising from other contractual arrangements

➢	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Details of subsidiaries as at June 30, 2022 and December 31, 2021 were as follows:

Subsidiaries	% of shareholding 2022	% of shareholding 2021	Country of Incorporation	Principal activities
Anghami Cayman	100%	100%	Cayman	Music streaming
Anghami Technologies Ltd	100%	100%	UAE	Music streaming
Anghami Delaware	100%	-	Cayman	Music streaming
Spotlight	100%	-	UAE	Live event
Anghami FZ LLC	100%	100%	UAE	Music streaming
Digimusic SAL Offshore	94%	94%	Lebanon	Music streaming
Anghami UK	100%	100%	United Kingdom	Music streaming
Anghami KSA	100%	100%	Saudi Arabia	Music streaming
Anghami for Digital Content	100%	100%	Egypt	Music streaming

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

4.3  New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

4.4  Significant accounting judgements, estimates and assumptions

The preparation of interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements including significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied by the Group in the preparation of the consolidated financial statements as at and for the year ended December 31, 2021, except for the adoption of the following new standards, interpretations and amendments effective as of January 1, 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

●	Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

This amendment had no impact on the interim condensed consolidated financial statements of the Group.

5 REVENUE FROM CONTRACTS WITH CUSTOMERS

	6 months period ended June 30
	2022	2021
	(unaudited)	(unaudited)
	USD	USD
Revenue from contracts with customers
Revenue from subscriptions	12,475,683	12,631,198
Revenue from advertisement (1)	7,468,001	3,719,759
Revenue from Live Event	1,192,745	-

	21,136,429	16,350,957
Timing of revenue recognition
Goods and services transferred at a point in time	7,468,001	3,719,759
Goods and services transferred over time (2)	13,668,428	12,631,198

	21,136,429	16,350,957

(1)	For the six months period ended June 30, 2022 revenue from advertisement include barter transactions amounting to USD 3,745,554 (2021: nil).
(2)	The comparative figures in the revenue note, has been reclassified to conform to the current year presentation. Those reclassifications did not have any effect on the previously reported equity or loss of the Company.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

6 COST OF REVENUE

	6 months period ended June 30
	2022	2021
	(unaudited)	(unaudited)
	USD	USD
Content acquisition and royalty costs	7,492,803	6,365,145
Payment processing and agency fees	3,155,359	3,207,371
Publishing rights	1,412,576	1,224,784
Technology infrastructure costs	1,608,709	1,067,857
Amortization of Direct Cost Intangibles	448,038	366,686
Online and other costs	158,425	95,142
Barter Expenses	3,745,554	-
Live Event Cost	1,382,424	-

	19,403,888	12,326,985

7 INCOME TAX

The major components of income tax expense for the six months period ended June 30, 2022 and 2021 are:

	6 months period ended June 30
	2022	2021
	(unaudited)	(unaudited)
	USD	USD
Consolidated statement of comprehensive income
Current income tax:
Current income tax charge	163,470	133,812
Deferred income tax
Relating to origination and reversal of temporary differences	-	-
Income tax expense reported in the interim condensed consolidated statement of comprehensive income	163,470	133,812

8 PROPERTY AND EQUIPMENT

During the six months period ended June 30, 2022, the Group acquired assets with a cost of USD 133,758 (2021: USD 164,014); For the period ended June 30, 2022, the Group’s property and equipment have a net book value of USD 342,364 (2021: USD 276,325).

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

9 INTANGIBLE ASSETS

During the six months period ended June 30, 2022, the Group capitalized intellectual property and engineering development for a cost of USD 8,033,501 (2021: USD 1,178,763). For the six months period ended June 30, 2022, the Group’s intangible assets have a net book value of USD 9,627,550 (2021: USD 2,042,846).

10 INVESTMENT IN A JOINT VENTURE

The Company holds 50% interest in Vibe Music Arabia FZ-LLC, a joint arrangement formed with Sony Music Entertainment ME FZ LLC and involved in music distribution, music label and right management and music production, re-production and recordings. Vibe Music Arabia FZ-LLC is legally separated from the entity and the Company has concluded it is a joint venture. Vibe Music Arabia FZ-LLC was legally established / incorporated on September 7, 2021, as a free zone company with limited liability in Dubai Development Authority

The Company’s interest in Vibe Music Arabia FZ-LLC is accounted for using the equity method in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

USD
January 1, 2022 (audited)	48,142
Amount transferred	1,068,407
Group’s share of the joint venture’s loss for the year:	(127,209)
Investment at June 30, 2022	989,340

Summarized statement of financial position of Vibe Music Arabia FZ-LLC:

2022
USD
Current assets	1,236,069
Current Liabilities	756,712

Summarized statement of profit or loss of Vibe Music Arabia FZ-LLC:

June 30, 2022
USD
Cost of revenue	(18,193)
Selling and marketing expenses	(12,850)
General and administrative expenses	(221,552)
Finance cost	(1,558)
Foreign exchange loss, net	(265)

Total comprehensive loss for the year	(254,418)
Company’s share of loss for the period (50%)	(127,209)

Vibe Music Arabia FZ-LLC had no significant contingent liabilities or capital commitments as at 30 June 2022.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

11 ISSUED CAPITAL AND RESERVES

Share Premium

Amount
USD
As at January 1, 2022 (audited)	32,102,426
Merger Transaction	75,023,636
Additional Paid in Capital	7,104,250

As at June 30, 2022 (unaudited)	114,230,312

Share based payment reserves

Amount
USD
At December 31, 2021 (audited)	3,162,544
Share-based payments expense during the period	121,786

As at June 30, 2022 (unaudited)	3,284,330

Share-based payments

The share-based payments reserve is used to recognise the value of equity-settled share-based payments provided to employees (including key management personnel, as part of their remuneration) and service provider. Refer to Note 12 for further details of these plans.

12 SHARE-BASED PAYMENTS

12.1 General employee share-based payment plan (“GESP”)

Shareholders approved the establishment of the plan. General employee share-based payment plan (“GESP”) is designed to provide long-term incentives for key employees in the Group.

Under the GESP, the Group, at its discretion, may grant shares of the parent to employees, once the employee has completed two years or four years of service, depending upon the plan. Vesting of the share options is dependent on the completion of the service period of the employee. The fair value of shares granted is estimated at the date of grant using a revenue multiple approach or by reference to a market transaction.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

13 AMOUNT DUE FROM/TO RELATED PARTIES

The following table provides the total amount of transactions that have been entered into with related parties during the six months period ended June 30, 2022 and for the year ended December 31, 2021, as well as balances with related parties as at June 30, 2022 and December 31, 2021.

13.1 Related party balances

Due from shareholders and related parties:

	June 30 2022	December 31 2021
	(unaudited)	(audited)
	USD	USD
(a) Due from shareholders

Elie Habib (shareholder)	-	65,472
Vistas Media Acquisition Company	-	1,000,000

	-	1,065,472
(b) Due from affiliated companies:
Du – UAE	311,156	339,767
Mobily – KSA	460,126	261,670

	771,282	601,437

	771,282	1,666,909

Due to shareholders and related parties:

	June 30 2022	December 31 2021
	(unaudited)	(audited)
	USD	USD
(a) Due to shareholders
Edgard Maroun	99,180	365,847
Elie Habib	19,105	-
MEVP Holding SAL	-	250,000
Omar Sukarieh	-	30,000
Choucri Khairallah	-	75,000
	118,285	720,847

(b) Due to related parties
MBC FZ LLC	1,350,000	1,350,000
Sponsors	224,960	-

	1,693,245	2,070,847

The above balances are interest free and have no fixed repayment terms.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

Significant transactions with related parties included in the statement of comprehensive income are as follows:

	6 months period ended June 30
	2022	2021
	(unaudited)	(unaudited)
	USD	USD

Marketing expense paid to MBC	-	150,000

Fair value movement on convertible notes (note 14)	-	453,331

Fees paid to Du and Mobily (cost of revenue)	165,310	309,861

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users.

14 LOANS AND BORROWING

	2022	2021
	USD	USD
Convertible notes	-	13,805,436
Working capital loans	-	4,721,366

	-	18,526,802

Convertible loans

Convertible Note 1

During the year 2020, the Group signed a convertible note agreement with MEVP for funds amounting to USD 650,000 maturing on May 31, 2021 and subject to an interest rate of 9% per annum. The note is convertible in the event of an equity injection of USD 10 million or more and/or a cumulative sale of least 25% of the share capital of the Company. In the absence of such equity injection before the maturity the principal and the accrued interest are converted at a discount of 20% to the fair market value. The convertible notes rank ahead of the ordinary shares in the event of a liquidation. MEVP provided an advance of USD 150,000 in 2019 which has been included as part of the convertible note.

On August 31, 2021, Convertible Note 1 has been extended to May 31, 2022, to match with Convertible Note 2 terms.

Upon the consummation of the business combination, the loan was converted into 96,482 shares in Anghami Inc.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

Convertible Note 2

During the year 2020, the Group signed a convertible note agreement and an ancillary conversion undertaking agreement with Alkonost Investment Ltd. for funds amounting to USD 5,000,000 maturing May 2022 is subject to a profit rate of 12% per annum. The note is convertible at the option of the creditor, in the event of an equity injection of USD 15 million or more. In the absence of an equity injection the principal and the accrued profit are converted at a discount of 25% to an agreed upon fair market value. The convertible notes rank ahead of the ordinary shares in the event of a liquidation.

The Convertible Note 2 agreement included certain affirmative covenants, including the delivery of audited consolidated financial statements to the holders. Upon the consummation of the business combination, the loan was converted into 693,332 shares in Anghami Inc.

The table below presents the changes in the convertible notes:

USD

January 1, 2021 (audited)	12,735,835
Additions – convertible notes	6,000,000
Non-cash changes recognized in consolidated Statement of comprehensive income
Changes in fair value	453,331
Interest	1,836,468
Loans converted during the year	(7,220,198)
December 31, 2021 (audited)	13,805,436

Non-cash changes recognized in consolidated Statement of comprehensive income
Interest	322,748
Loans converted during the year	(14,128,184)
June 30, 2022 (unaudited)	-

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

The table below presents the classification and maturity of the convertible notes:

	June 30 2022	December 31 2021
	(unaudited)	(audited)
	USD	USD
Fair value through profit or loss	-	-
Amortized cost	-	13,805,436
	-	13,805,436
Current	-	13,805,436
Non-current	-	-
	-	13,805,436

Working capital loans

Working Capital Loan 1

The Company has entered into a working capital loan on July 1, 2021, and an ancillary conversion undertaking agreement with Shuaa Capital amounting to USD 3,500,000. The working capital loan has three-month grace period after which an annual interest of 12% will be accrued monthly. On February 11, 2023 (the maturity date), the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity.

Upon the consummation of the business combination, the loan was deducted from the funds received along with a fixed fee of USD 390,000.

Working Capital Loan 2

The Company has entered into a working capital loan on September 4, 2021, with MEVP amounting to USD 1,000,000. The working capital loan has three-month grace period after which an annual interest of 12% will be accrued monthly. Cash settlement of interest and principal will occur upon the completion of the business combination with VMAC.

On March 3, 2022, this working capital loan has been settled in cash where the entire principle of USD 1,000,000 has been paid along with an interest amount of USD 67,923.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

The table below presents the changes in the working capital loans:

USD
At January 1,2021 (audited)	-
Additions – working capital loans	4,499,994
Interest	221,372
At December 31, 2021 (audited)	4,721,366
Interest	88,757
Payment – working capital loans	(4,810,123)
At June 30, 2022 (unaudited)	-

15 CASH AND CASH EQUIVALENTS

Cash and cash equivalents reflected in the consolidated statement of cash flows comprise the following statement of financial position amounts:

	June 30 2022	December 31 2021
	(unaudited)	(audited)
	USD	USD
Cash on hand	31,643	193
Bank balances	2,381,779	649,779
	2,413,422	649,972
Less: bank overdraft	(11,439)	(17,432)
Cash and cash equivalents	2,401,983	632,540

Bank overdrafts carry an interest rate between 7% and 10%.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

16 SEGMENT INFORMATION

The Group has three reportable segments: Premium, Ad-Supported, and live events. The Premium service is a paid service in which customers can listen on demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group’s content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. The remaining cost of revenue items that are not specifically associated to either of the segments are allocated based on user activity in each segment. No operating segments have been aggregated to form the reportable segments. Revenue from barter deals is primarily recorded based on the fair value and revenue from live event is recognized when the performance obligation is satisfied.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	6 months period ended June 30
	2022	2021
	(unaudited)	(unaudited)
	USD	USD
Premium segment
Revenue	12,475,683	12,631,198
Cost of revenue	(12,091,847)	(10,350,053)
Gross profit	383,836	2,281,145

Ad-Supported segment
Revenue	7,468,001	3,719,759
Cost of revenue	(5,929,616)	(1,976,932)
Gross profit	1,538,385	1,742,827

Live events segment
Revenue	1,192,745	-
Cost of revenue	(1,382,425)	-
Gross profit	(189,680)	-

Consolidated
Revenue	21,136,429	16,350,957
Cost of revenue	(19,403,888)	(12,326,985)
Gross profit	1,732,541	4,023,972

For the six months period ended June 30, 2022, revenue from advertisement include barter transactions amounting to USD 3,745,554 (2021: nil)

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	6 months period ended June 30
	2022	2021
	(unaudited)	(unaudited)
	USD	USD
Segment gross profit	1,732,541	4,023,972
Selling and marketing expenses	(6,668,574)	(3,237,386)
General and administrative expenses	(8,896,090)	(4,680,130)
Consultancy and professional fees	(1,270,980)	(1,261,592)
Government grants	2,105,974	294,770
Finance costs	(887,340)	(1,412,426)
Finance income	1,028	105,710
Share of profit in a joint venture	(127,209)	-
SPAC Merger Cost	(35,896,796)	-
Other income	729,665	40,085
Foreign exchange loss, net	(878,464)	(147,075)
Loss before tax	(50,056,245)	(6,274,072)

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

17 GOVERNMENT GRANTS

USD
At January 1, 2022 (audited)	-
Received during the year	(812,132)
Amount recognized in the statement of profit or loss	2,105,974
At 31 June 30, 2022 (unaudited)	1,293,842

USD
Current assets	1,794,416
Non-current liabilities	(500,574)
Current liabilities
1,293,842

18 CONTINGENCIES AND COMMITEMENTS

18.1 Contingencies

There exist a few pending legal actions, proceedings, and claims that may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

Based on management assessment, currently there are no material cases, claims or proceedings of such quantum which require provision or disclosure as contingent liabilities.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.

ANGHAMI INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months period ended June 30, 2022

18.2 Commitments

The Group is subject to the following minimum guarantee amounts relating to the content on its service and publishing rights, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties:

	June 30 2022	December 31 2021
	(unaudited)	(audited)
	USD	USD
Less than one year	3,427,712	5,149,957
Later than one year but not more than 5 years	3,604,537	1,965,594

In addition to the minimum guarantees listed above, the Group is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud.

19 FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments comprise financial assets and financial liabilities.

Financial assets consist of cash and cash equivalents, trade receivables, contract assets and amount due from related party. Financial liabilities consist of trade payables, lease liability, overdrafts, convertible notes and amount due to related party.

The fair values of financial instruments are not materially different from their carrying values, other than financial liabilities at fair value through profit or loss which is disclosed in note 14 to the consolidated financial statements.

20 NET LOSS PER SHARE

Basic loss per share attributable to equity holders of the parent is based on:

	6 months period ended June 30
	2022	2021
	(unaudited)	(unaudited)
Shares outstanding	26,005,654	82,527

21 SUBSEQUENT EVENTS

Anghami entered into an agreement with Sela a Saudi public investment fund to launch an innovative entertainment venue named “Anghami Lab” in Riyadh, KSA. The venue which first opened on in November 2022 features a Lounge, Stage and Studio where creators can experiment by co-creating music inspired by both Arabic and international cultures to be performed live in the venue. The resulting music will be made available exclusively on Anghami.

Anghami entered into an agreement with Sela a Saudi public investment fund to launch a pop-up concept branch in Riyadh, KSA of the worldwide restaurant called Clap. Anghami has partnered with Addmind, a group that manages a series of leading restaurants in the middle east region.

In February 2023, Anghami announced that it has engaged Grant Thornton Audit and Accounting Limited (Dubai Branch) as its new independent accountant for fiscal year ended December 31, 2022.

The attached notes 1 to 21 form part of these interim condensed consolidated financial statements.